UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43342

Veraxa Biotech AG

Talacker 35

8001 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Chief Financial Officer Transition

On July 10, 2026, the Company issued a press release announcing the appointment of Carl von Halem as Interim Chief Financial Officer. He succeeds Torsten Bürgermeister. In his position as Interim Chief Financial Officer, Mr. von Halem will act as the Company’s principal financial officer and principal accounting officer until the Company identifies Mr. Bürgermeister’s successor.

Mr. von Halem is a finance executive, entrepreneur and board member with extensive experience in corporate finance, venture building, life sciences and technology-driven businesses. Since December 2021, he has served as Chief Financial Officer of Xlife Sciences AG, a Swiss-listed incubator and accelerator for life science innovations. In this role, he is responsible for finance, corporate development, capital markets activities, M&A transactions and investor relations. In addition, he serves as Managing Director of Xlife Sciences GmbH (since February 2022) and Managing Director of XRNA Biotech GmbH (since January 2023), supporting the development and commercialization of innovative biotechnology and healthcare companies. Since June 2025, he has been a Board Member of Axenoll Life Sciences AG, and since August 2025 a Board Member of FUSE-AI AG, where he contributes his expertise in corporate governance, strategic development and financing. Alongside his activities in the life sciences sector, he has been Co-Founder and Chief Operating Officer of CommneX GmbH since 2016. The Munich-based FinTech company operates a digital tendering and matchmaking platform connecting municipalities, public corporations and municipal-related companies with banks, insurance companies and institutional investors. In this role, he has been instrumental in building and scaling the company, establishing strategic partnerships and developing innovative financing solutions for the public sector. Earlier in his career, Mr. von Halem advised start-ups and scale-ups at Berlin Startup Consulting, supporting founders and management teams in business development, fundraising, financial planning, operational scaling and growth strategies. Prior to that, he worked as Senior Associate at SaEnergy Systems, a company active in the renewable energy sector, where he gained experience in project development, infrastructure financing and strategic business development. Mr. von Halem holds a degree in Economics from the Technical University of Berlin. His academic background and professional experience provide a strong foundation in corporate finance, venture building, capital markets, corporate governance and the development of growth-oriented technology and life science companies.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated July 10, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAXA BIOTECH AG

Date: July 10, 2026	By:	/s/ Christoph Antz
	Name:	Christoph Antz
	Title:	Chief Executive Officer

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	Chairman of the Board of Directors

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